Filed pursuant to Rule 433

Issuer Free Writing Prospectus, dated December 14, 2017

Supplementing the Preliminary Prospectus Supplement, dated December 14, 2017

Registration No. 333-221503

$1,000,000,000

Andeavor

3.800% Senior Notes due 2028

4.500% Senior Notes due 2048

Issuer:	Andeavor

Title of Securities:	3.800% Senior Notes due 2028 (the “2028 Notes”) 4.500% Senior Notes due 2048 (the “2048 Notes”)

Principal Amount:	$500,000,000 of 2028 Notes $500,000,000 of 2048 Notes

Gross Proceeds:	$992,135,000

Issue Price:	2028 Notes: 99.853%, plus accrued and unpaid interest, if any, from December 21, 2017 2048 Notes: 98.574%, plus accrued and unpaid interest, if any, from December 21, 2017

Maturity Date:	2028 Notes: April 1, 2028 2048 Notes: April 1, 2048

Coupon:	2028 Notes: 3.800% 2048 Notes: 4.500%

Spread to Treasury:	2028 Notes: + 147 bps 2048 Notes: + 187 bps

Reference Treasury:	2028 Notes: 2.250% UST due November 15, 2027 2048 Notes: 2.750% UST due August 15, 2047

Reference Treasury Price:	2028 Notes: 99-04+ 2048 Notes: 100-21

Reference Treasury Yield:	2028 Notes: 2.348% 2048 Notes: 2.718%

Yield to Maturity:	2028 Notes: 3.818% 2048 Notes: 4.588%

2028 Notes Optional Redemption:

Redeemable at any time before January 1, 2028 (the date three months prior to the stated maturity of the notes) in an amount equal to the principal amount plus a make-whole premium, using a discount rate of T+25 bps, plus accrued and unpaid interest.

Redeemable at any time on or after January 1, 2028 (the date three months prior to the stated maturity of the notes) in an amount equal to the principal amount plus accrued and unpaid interest.

2048 Notes Optional Redemption:

Redeemable at any time before October 1, 2047 (the date six months prior to the stated maturity of the notes) in an amount equal to the principal amount plus a make-whole premium, using a discount rate of T+30 bps, plus accrued and unpaid interest.

Redeemable at any time on or after October 1, 2047 (the date six months prior to the stated maturity of the notes) in an amount equal to the principal amount plus accrued and unpaid interest.

Trade Date:	December 14, 2017

Settlement Date:	December 21, 2017 (T + 5)

Interest Record Dates:	March 15 and September 15

Interest Payment Dates:	April 1 and October 1, beginning April 1, 2018

Distribution:	SEC-registered (Registration No. 333-221503)

Ratings*:	Moody’s: Baa3/Stable S&P: BBB-/Stable Fitch: BBB-/Stable

Governing Law:	State of New York

Note Identifiers:	2028 Notes: CUSIP: 03349M AA3 ISIN: US03349MAA36 2048 Notes: CUSIP: 03349M AB1 ISIN: US03349MAB19

Joint Book-Running Managers:

Citigroup Global Markets Inc.

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

ABN AMRO Securities (USA) LLC

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

Goldman Sachs & Co. LLC

PNC Capital Markets LLC

RBC Capital Markets, LLC

Supplemental Selling Restrictions:

Notice to Prospective Investors in Taiwan

The notes have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan and/or other regulatory authority of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which could constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that requires a registration, filing or approval of the Financial Supervisory Commission of Taiwan and/or other regulatory authority of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the notes in Taiwan.

Notice to Prospective Investors in the United Arab Emirates

The notes have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus supplement and the accompanying base prospectus do not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and are not intended to be a public offer. The prospectus supplement and the accompanying base prospectus have not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

All information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein.

This communication is intended for the sole use of the person to whom it is provided by us. This communication does not constitute an offer to sell the 2028 Notes or the 2048 Notes and is not soliciting an offer to buy the 2028 Notes or the 2048 Notes in any jurisdiction where the offer or sale is not permitted.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Citigroup Global Markets Inc. toll-free at 800-831-9146, Mizuho Securities USA LLC toll-free at 866-271-7403 or MUFG Securities Americas Inc. toll-free at 877-649-6848.

This communication does not constitute an offer to sell or solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

The Issuer expects that delivery of the notes will be made to investors on or about December 21, 2017, which will be the fifth business day following the date hereof (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to two business days before delivery will be required, by virtue of the fact that the notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on any date prior to two business days before delivery should consult their advisors.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.